Exhibit B.I – Report on the Changes to the company’s bylaws

(as exhibit 11 of CVM Instruction 481/09)

CURRENT ARTICLES OF THE BYLAWS	PROPOSED CHANGES (IN MARKS)	JUSTIFICATION
CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION
Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.	Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by a joint resolution of ~~its Board of Directors~~ the Chief Financial and Investor Relations Officer and the Legal Vice President Officer, for achievement of the Company’s purposes.	Amendment to reflect change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies, anywhere in Brazil or abroad, with the goal of providing agility and efficiency to the Company's management, replacing the Board of Directors’ duty by the joint performance of the Chief Financial and Investor Relations Officer and the Legal Vice President Officer.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is: (…)

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

(…)

h) the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i) the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

(…)

m) the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

Article 3 – The purpose of the Company, either directly or by participation in other companies, is: (…)

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, ~~as well as apparatus, machinery, equipment,~~ and of anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages, as well as the production, trading, rental, maintenance and repair of appliances, machinery, utensils and equipment;

(…)

h) the advertising of products belonging to it and to third parties, including agency of advertising space and the production, trading or rental of promotional and advertising materials, as well as the rendering of information and internet content services and business intermediation;

i) the promotion and intermediation of financial services’ and payments’ offers, and the rendering of technical, market and administrative assistance services and other services at all times directly or indirectly related to the core activities of the Company;

(…)

m) the contracting, sale and/or distribution of ~~its~~ products (owned by the Company, any ~~and the products~~ of its controlled companies or third parties), either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes, as well as the rendering of logistics services, including warehousing, stock management in storages owned by the Company or by third parties and cargo transportation in general;

(…)

o) generation and trading of energy and equipment required for generating energy, as well as any other ancillary activity to enable the implementation of projects for generation, use or trade of energy, related, directly or indirectly, to the core activities of the Company;

p) collection, transportation, treatment, recycling, reuse, disposition and/or trading of scrap and solid waste of the Company or of third parties; the reuse of such waste, in its transformation cycle or any other productive cycles of third parties, or any other environmentally appropriate final destination (for reverse logistics), among other related activities.

Details of the corporate purpose, with the inclusion of activities related to the main activities developed by the Company, notably with regard to the production and distribution of beverages and food.

The Company clarifies that the detailing of the proposed corporate purpose does not modify its operating segment and its predominant activities, representing nothing more than an addition of ancillary or integrated activities to those already performed by the Company, being compatible with its purposes and, therefore, if approved, will not authorize shareholders to withdraw under the terms of articles 136, item VI, and 137, item I, of Law 6,404 / 76.

CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES
Article 5 – The capital stock is of R$ 57,899,072,773.68, divided into 15,735,117,965 nominative common shares, without par value.	Article 5 – The capital stock is of R$ ~~57,899,072,773.68~~57.973.874.024,26, divided into ~~15,735,117,965~~15.739.243.302 nominative common shares, without par value.	Amendment to reflect the capital increases approved by the Company's Board of Directors, within the authorized capital limit until the date of the General Meeting.

CHAPTER IV MANAGEMENT OF THE COMPANY	CHAPTER IV MANAGEMENT OF THE COMPANY
SECTION I BOARD OF DIRECTORS	SECTION I BOARD OF DIRECTORS

Article 21 – The Board of Directors shall resolve on the matters listed below:

(…)

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

Article 21 – The Board of Directors shall resolve on the matters listed below:

(…)

s) resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership, that involves (i) an amount greater than five hundredths percent (0.05%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet, considered per individual transaction; or (ii) any amount, once it is verified that the series of transactions with an amount equal to or lower than the amount referred in item (i) has reached, within the same fiscal year, the global limit of seventy-five hundredths percent (0.75%) of the shareholders’ equity of the Company, as shown in the latest audited balance sheet;

Amendment to specify the power of the Board of Directors regarding the decision on the participation of the Company in other companies, as well as on any participation in other ventures, including through a consortium or special partnership. By restricting the performance of the Board of Directors, the Company intends to promote greater operational efficiency and agility to the decision-making process, while preserving the submission of transactions with a material amount to the collegiate body composed of the representatives elected by the General Meeting.

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